UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

ÍNDICE

1. PURPOSE	2
2. SCOPE	2
3. GUIDELINES	3
3.1. DUTIES AND RESPONSIBILITIES	3
3.2. EXCEPTIONS TO THE IMMEDIATE DISCLOSURE OF RELEVANT INFORMATION	4
3.3. CONFIDENTIALITY OBLIGATION REGARDING RELEVANT INFORMATION	5
3.4. INDEMNIFICATION OBLIGATION	6
3.5. DISCLOSURE AND TRADING COMMITTEE	6
3.6. GENERAL GUIDELINES ON CONDUCT AND PRUDENTIAL RULES	7
3.7. TERM	8
3.8. AMENDMENTS	8
3.9. FINAL PROVISIONS	8
4. ATTACHMENTS	10
5. REFERENCES	11
6. DEFINITIONS	11
7. REVISIONS AND APPROVALS	13

Page 1/13

1.	PURPOSE

The purpose of this Disclosure Policy is to establish the rules to be followed by the Chief Investor Relations Officer and other Subjects with respect to the disclosure of Material Information and the maintenance of confidentiality regarding Relevant Information that has not yet been disclosed to the public. The Company's Disclosure Policy was prepared in accordance with the applicable capital market regulations.

Any questions on the provisions of this Disclosure Policy, the applicable regulations issued by CVM and/or the need to disclose certain information to the public shall be clarified with the Chief Investor Relations Officer.

2.	SCOPE

The obligations set forth in this Disclosure Policy apply for purposes of express adhesion, to the Subjects.

The Subjects shall expressly adhere to this Disclosure Policy by signing a separate Instrument of Adhesion in accordance with Exhibit I.

The Company shall keep it at its headquarters, at the disposal of CVM, a list of persons who signed the Instrument of Adhesion, with their respective identification details, job or position, address, and National Corporate Taxpayers Register (“Brazilian CNPJ”) or Individual Taxpayers Register (“Brazilian CPF”) number, both of the Brazilian Ministry of Finance.

Upon any change in their registration data, the signatories of Instruments of Adhesion shall immediately give notice thereof to the Company, to the care of the Chief Investor Relations Officer, who shall update the list and keep it available to the CVM at all times. The Instruments of Adhesion shall remain filed at the headquarters of the Company as long as their signatories maintain a relationship with the same and for at least five years after their dismissal.

Page 2/13

3.	GUIDELINES

3.1.	Duties and Responsibilities
3.1.1.	The Chief Investor Relations Officer shall:
i.	Disclose and inform CVM and Market Management Entities, immediately after being informed, any Relevant Information;
ii.	Ensure the wide and immediate dissemination of Relevant Information to Market Management entities, as well as to investors in general;
iii.	Contact the various departments of the Company to identify any Subjects that have permanent or non-recurring access to Relevant Information and obtain from them their adhesion to this Disclosure Policy; and
iv.	Provide to the competent agencies, whenever required by them, additional clarifications to the disclosure of Relevant Information.

3.1.2.    The communication of Relevant Information to the CVM and Market Management Entities must be made immediately, through a written document, in a clear and precise manner, in a language accessible to investors, describing in detail the acts and/or facts occurred, indicating, whenever possible, the amounts involved and other clarifications needed for a complete understanding by the CVM, Market Management Entities and the general market of the Relevant Information subject to disclosure.

3.1.3.    The document containing the Relevant Information must be disclosed to the public (i) on the “Portal NEO1” news portal Internet page (http://www.portalneo1.net), as permitted by CVM Resolution 44; and (ii) on the Company's Internet page (www.assai.com.br).

3.1.4.    Whenever any Relevant Information is conveyed by any means of communication, including press releases or at meetings with class entities, investors, analysts or with a selected public, in Brazil or abroad, the Relevant Information shall be disclosed previously or simultaneously to the CVM, Market Management Entities and the general market, pursuant to items 3.1.2. and 3.1.3. above.

3.1.5.    Subjects that are aware of acts or facts that may characterize Relevant Information shall communicate it immediately to the Chief Investor Relations Officer.

Page 3/13

3.1.5.1. The Controlling Shareholders, Managers, Fiscal Council members, members of any technical or advisory bodies, which are personally aware of Relevant Information and become aware of any omission by the Chief Investor Relations Officer in the compliance with his duty of communication and disclosure, including in the cases mentioned in item 3.2.3. below, shall inform the Relevant Information immediately to the CVM.

3.1.6.    In cases in which the occurrence of atypical fluctuations in the price or in the negotiated quantity of the Securities, or in cases where Relevant Information has not been provided to the Company, the Chief Investor Relations Officer of the Company shall inquire the persons having access to Relevant Information to check whether they are aware of information that should be disclosed to the market.

3.1.7.    The Relevant Information must be disclosed, preferably, after the closing of business at Market Management Entities. In case the Market Management Entities are not operating simultaneously, the disclosure shall be made during the opening hours of the Market Management Entities located in Brazil.

3.1.7.1.  If the disclosure of Relevant Information is necessary before the opening of the trading session, such disclosure shall preferably be made one hour before the opening time.

3.1.7.2.  If it is necessary that the disclosure of Relevant Information take place during the trading hours, the Chief Investor Relations Officer shall always request, at the same time, to the Market Management Entities, the suspension of trading of the Securities, for the time necessary for the adequate dissemination of the Relevant Information, taking into consideration the procedures provided for in the regulations issued by the Market Management Entities regarding the subject.

3.2.	Exceptions to the Immediate Disclosure of Relevant Information

3.2.1.        The acts or facts that consist of Relevant Information may, in exceptional cases, not be disclosed if, in the opinion of the Controlling Shareholders or Managers, their disclosure could risk the Company’s legitimate interests.

Page 4/13

3.2.2.        Pursuant to applicable regulation, the Company may decide to submit to the CVM consideration a matter regarding the disclosure of Relevant Information to the public which could risk the Company’s legitimate interests.

3.2.3.        Whenever facts related to the Relevant Information not yet disclosed to the public are beyond the Company’s control, or in case it is found out that an atypical fluctuation occurred in the price or traded quantity of the Securities, the Chief Investor Relations Officer must ensure that the Relevant Information be immediately disclosed to the CVM, the Market Management Entities and the general market.

3.2.4.        In the event of non-disclosure of Relevant Information by decision of the Controlling Shareholders or Managers of the Company, such individuals, if such Relevant Information is beyond the Company’s control, or in case it is found out that an atypical fluctuation occurred in the price or traded quantity of the Securities, shall perform the relevant disclosure directly or through the Chief Investor Relations Officer.

3.3.	Confidentiality Obligation Regarding Relevant Information

3.3.1.        The Subjects shall keep the confidentiality of Relevant Information that has not yet been disclosed, to which they have access due to their position, until such Relevant Information is disclosed to the public, and shall ensure that subordinates and trusted third parties do so.

3.3.2.        Even after its disclosure to the public, the Relevant Information must be considered as not having been disclosed until a reasonable period for market participants to have received and processed the Relevant Information has elapsed.

3.3.3.        Only the Chief Investor Relations Officer or Chief Executive Officer of the Company, or the person appointed by one of them, is authorized to comment, clarify or provide details regarding the content of the Relevant Information.

3.3.4.        Subjects shall not discuss Relevant Information in public places. Likewise, Subjects shall only deal with matters related to the Relevant Information with individuals who need to know the Relevant Information.

Page 5/13

3.3.5.        Any Subject who leaves the Company shall remain subject to the confidentiality obligation until such information is disclosed to the competent agencies and the market.

3.3.6.        Any violations of this Disclosure Policy by Subjects shall be immediately reported to the Chief Investor Relations Officer of the Company, or through the proper channel provided for in the Company’s Code of Ethics.

3.3.7.        If any Subject verifies that a Relevant Information that has not yet been disclosed to the public is not fully under the Company’s control, or an atypical fluctuation in the price or traded quantity of the Securities has taken place, such facts shall be immediately communicated to the Chief Investor Relations Officer of the Company, without prejudice to the provisions of item 3.2.3. above.

3.4.	Indemnification Obligation

3.4.1.        Any Subjects that violate any provision contained in this Disclosure Policy agree to reimburse the Company and/or other Subjects, fully and without limitation, for all losses in which the Company and/or other Subjects may incur and which arise, directly or indirectly, from such non-compliance, without prejudice to being subject to applicable disciplinary measures under the Company’s policies and practices, and measures and penalties provided for in applicable legislation and regulation.

3.5.	Disclosure And Trading Committee

3.5.1.        The Company shall have a Disclosure and Trading Committee formed by the holders of the following positions at the Company:

i.	The Chief Executive Officer;
ii.	The Chief Financial Officer;
iii.	The Chief Investor Relations Officer;
iv.	The Officer, Manager, or Person in Charge of Press; and
v.	The Officer, Manager, or Person in Charge of Corporate Legal issues.

3.5.2.        The Disclosure and Trading Committee shall function as an advisory body to the Chief Investor Relations Officer of the Company and shall assist him in the performance of his duties with the CVM.

Page 6/13

3.5.3.        The Disclosure and Trading Committee shall meet whenever called by the Chief Investor Relations Officer of the Company or by any of its members, it being understood that any decisions of the Disclosure and Trading Committee shall be passed by a majority of its members, without prejudice to the prerogatives of the Chief Investor Relations Officer of the Company established by this Disclosure Policy and by the regulations in force.

3.5.3.1. Call notices shall be sent by electronic communication with sufficient time in advance as permitted by the subject matter in question, and the meetings may be held by conference call, videoconferencing, or any other electronic means of communication.

3.5.4.        The main duties of the Disclosure and Trading Committee, under this Disclosure Policy, shall be:

i.	Advise, discuss and recommend to the Chief Investor Relations Officer regarding the information to be disclosed to the market, by any means, including the Reference Form, the forms which shall be filed with the SEC, relevant facts, communications to the market and press releases, justifying its recommendation; and
ii.	To assist the Chief Investor Relations Officer in any matters submitted by him to the Committee within the scope of this Disclosure Policy.

3.6.	General Guidelines on Conduct and Prudential Rules

3.6.1.    To mitigate the risk of leakage of Relevant Information, the Company shall limit the number of authorized spokespersons and inform other employees involved of the prohibition to comment on this type of information.

3.6.2.    The Company, whenever possible, shall enter into Confidentiality Agreements or sign confidentiality clauses with all parties exposed to Relevant Information not yet disclosed to the market.

Page 7/13

3.7.	Term

3.7.1.    This Disclosure Policy shall become effective on the date of its approval by the Board of Directors and shall continue in force for an indefinite period until otherwise resolved by the Board of Directors of the Company.

3.8.	Amendments

3.8.1.    The Disclosure Policy of the Company may be amended upon resolution of the Board of Directors in the following situations: (i) when there is an express order to that effect from the CVM, (ii) in view of changes in the applicable legal and regulatory rules in order to implement any adaptations that may be necessary, and (iii) when the Board of Directors, in the process of assessment of the effectiveness of the adopted procedures, finds that an amendment is necessary.

3.8.2.    Any change to the Company's Disclosure Policy shall be immediately communicated to the CVM and the Market Management Entities by the Investor Relations Officer, in the manner required by the applicable rules, as well as to the adherents of the Disclosure Policy, and shall apply to each of them on the date they become aware of it.

3.8.3.    This Disclosure Policy shall not be amended in the case of a Relevant Information that has not yet been disclosed.

3.9.	Final Provisions

3.9.1.    The Chief Investor Relations Officer shall be the Officer in charge of implementing the procedures necessary to comply with the Disclosure Policy rules and for their monitoring.

3.9.1.1. Any questions regarding the provisions of this Disclosure Policy of the Company or the application of any of its provisions shall be submitted directly to the Chief Investor Relations Officer, who shall provide the appropriate clarification or guidance.

Page 8/13

3.9.2.    The provisions of this Disclosure Policy apply to Subjects upon signature of an Instrument of Adhesion, without prejudice to the rules of CVM Resolution 44 applicable to Subjects, even if they have not signed an Instrument of Adhesion.

3.9.3.    The application of this Disclosure Policy shall be subject to periodic monitoring by the Disclosure and Trading Committee, which shall, whenever it finds necessary, request that it be assessed by the Corporate Governance, Sustainability and Nomination Committee of the Company.

Page 9/13

4.	ATTACHMENTS

4.1.  Exhibit I to the Disclosure and Use of Relevant Information and Protection of Confidentiality Policy issued by Sendas Distribuidora S.A.

INSTRUMENT OF ADHESION TO THE DISCLOSURE AND USE OF RELEVANT INFORMATION AND PROTECTION OF CONFIDENTIALITY POLICY ISSUED BY SENDAS DISTRIBUIDORA S.A.

[Name or corporate name], [identification details], with address at [address], as [relationship with the Company or other companies of its group] of Sendas Distribuidora S.A., hereby represents that he/she/it is knowledgeable of the Policy for Disclosure and Use of Relevant Information and Protection of Confidentiality issued by Sendas Distribuidora S.A., as approved at the meeting of the Board of Directors held on November 7, 2024, and agrees to follow, comply with and enforce compliance with any provisions contained in such Disclosure Policy.

[Place], [Date] [Signatory]

Witnesses:

1. Name: ID: Tax ID:	2. Name: ID: Tax ID:

Page 10/13

5.	REFERENCES

Not applicable.

6.	DEFINITIONS

In the application and interpretation of the Disclosure Policy, the terms below shall have the following meanings:

6.1.   Controlling Shareholder: Means a shareholder or group of shareholders bound by a shareholders’ agreement or under common control which exercises direct or indirect controlling power over the Company under Law No. 6.404/76.

6.2.  Managers: Means the Officers and the sitting and alternate members of the Board of Directors of the Company.

6.3.	Company: Means Sendas Distribuidora S.A.

6.4.  Disclosure and Trading Committee: Means the advisory body to the Chief Investor Relations Officer of the Company established to assist him in the performance of his duties with the CVM.

6.5.  Fiscal Council Members: Means the sitting and alternate members of the Fiscal Council of the Company, when installed, elected by resolution of the General Shareholders’ Meeting of the Company.

6.6.	CVM: Means the Brazilian Securities Commission.

6.7.   Chief Investor Relations Officer: Means the Company’s Chief Investor Relations Officer elected to perform the duties provided for in of the regulations of CVM and Market Management Entities.

6.8.  Market Management Entities: Means the stock exchanges and organized over-the-counter entities where the Securities are or maybe admitted for trading in Brazil or abroad.

6.9.  Relevant Information: Means any decision of the Controlling Shareholders, resolution of the general meeting or of the administrative bodies of the Company, or any other act or fact of a political and administrative, technical, business, or

Page 11/13

economic and financial nature occurred with or relating to the businesses of the Company which may measurably influence: (i) the price of the Securities; (ii) the decision of investors to buy, sell, or hold such Securities, or (iii) the decision of investors to exercise any rights inherent to their condition of holders of Securities. A list containing examples of situations that may be considered as Relevant Information is provided for in Article 2 of CVM Resolution 44.

6.10.    Law No. 6.404/76 Means Law No. 6.404 of December 15, 1976, as amended from time to time.

6.11.   Bodies with Technical or Advisory Functions: Means any Company bodies with technical or advisory functions, created by a statutory provision.

6.12.    Subjects: Means the Company, its Controlling Shareholders, direct or indirect, Managers, Fiscal Council members or members of any other technical or advisory bodies or anyone who, due to a business, professional or trust relationship with the Company, has access to Relevant Information.

6.13.  Disclosure Policy: Means this Disclosure and Use of Relevant Information and Protection of Confidentiality Policy issued by the Company.

6.14.   CVM Resolution 44: Means Resolution No. 44 of August 23, 2021, as amended.

6.15.  Affiliated Companies: Means any companies in which the Company has a significant influence without controlling them under article 243, paragraphs 1, 4, and 5 of Law No. 6.404/76.

6.16.   Subsidiaries: Means any companies in which the Company, directly or through other companies, holds equity interests which permanently ensure that it will prevail in corporate resolutions and the power to elect a majority of the managers.

Page 12/13

6.17.   Holding Companies: Means any direct or indirect controlling companies of the Company that have or come to have such capacity under Law No. 6.404/76.

6.18.    Instrument of Adhesion: Means an instrument of adhesion to this Disclosure Policy to be signed by the Subjects, in accordance with the form set forth in Exhibit I to this Disclosure Policy.

6.19.   Securities: Any assets issued by the Company or referenced thereto, which, by law, are considered securities, including shares, debentures, subscription warrants, receipts and subscription rights, promissory notes, call or put options, indices and derivatives of any kind, or any other securities or collective investment agreements issued by the Company or referenced thereto, which are considered securities by legal definition.

7.	REVISIONS AND APPROVALS

Internal record of revisions.

Page 13/13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.